Exhibit 99-1



CPG INTERNATIONAL
Building Products. Better.

Wachovia Homebuilding & Building Products Conference



February 28, 2008

Safe Harbor Statement and Use of Non-GAAP and Pro Forma Information

FORWARD LOOKING STATEMENTS

‣ This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements made in this presentation that relate to future events or the Company's expectations, guidance, projections, estimates, intentions, goals, targets and strategies are forward looking statements. You are cautioned that all forward-looking statements are based upon current expectations and estimates and the Company assumes no obligation to update this information. Because actual results may differ materially from those expressed or implied by the forward-looking statements, the Company cautions you not to place undue reliance on these statements. For a detailed discussion of the important factors that affect the Company and that could cause actual results to differ from those expressed or implied by the Company's forward-looking statements, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors" in the Company's current and future Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.

ADJUSTED EBITDA STATEMENT

‣ We refer to the term "Adjusted EBITDA" in various places throughout this presentation. Adjusted EBITDA, or earnings (adjusted as described below) before interest, taxes, depreciation and amortization calculated on a pro forma basis as provided herein, is a material component of the significant covenants contained in our senior secured credit facility and the indenture governing the notes and accordingly, is important to the Company's liquidity and ability to borrow under its debt instruments. Adjusted EBITDA is calculated similarly under both the credit facility and the indenture by adding consolidated net income, income taxes, interest expense, depreciation and amortization and other non-cash expenses, income or loss attributable to discontinued operations and amounts payable pursuant to the management agreement with AEA Investors. In addition, consolidated net income is adjusted to exclude certain items, including non-recurring charges with respect to the closing of the acquisition of Santana Holdings Corp. (the "Santana Acquisition"), the closing of the acquisition of Procell Decking Systems (the "Procell Acquisition") and the related financing transactions, as well as certain other nonrecurring or unusual charges. Please see the Company's September 30, 2007 10-Q, which contains a detailed description of our covenants and a thorough description of our use of Adjusted EBITDA, and the use of Adjusted EBITDA in connection with certain calculations under the covenants, under our credit agreement and indenture.

‣ While the determination of appropriate adjustments in the calculation of Adjusted EBITDA is subject to interpretation under our debt agreements, management believes the adjustments are in accordance with the covenants in our credit agreement and indenture, as discussed above. Adjusted EBITDA should not be considered in isolation or construed as an alternative to our net income or other measures as determined in accordance with GAAP. In addition, other companies in our industry or across different industries may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure. In future SEC filings, we may be required to change our presentation of Adjusted EBITDA in order to comply with the SEC's rules regarding the use of non-GAAP financial measures. In addition, you are cautioned not to place undue reliance on Adjusted EBITDA. For a reconciliation of Adjusted EBITDA to net income, please see the Appendix to this presentation.

CPG International Overview

- ▸ Founded in 1983

- ▸ Headquarters in Scranton, PA

- ▸ 2007 PF Revenue: $317mm

- ▸ 2007 PF Adjusted EBITDA: $64mm*
  - – EBITDA margin: 20%

- ▸ Net Debt/EBITDA of 4.3x (12/07)
  - – $65 million credit facility
  - – $128 million Senior FRN
  - – $150 million Senior Notes

- ▸ Acquired by AEA Investors in 2005



* Detail provided in appendix

Investment Thesis



- Excellent Financial Performance
- Market Leading Brands
- Favorable Long-term Demographics
- Products with Superior Value Proposition
- Diversified End Markets
- Large Addressable Markets Early in Conversion Cycle
- Leading Innovation and Manufacturing Excellence
- Large and Growing Distribution Network

Leading Brands of High Performance Building Products



AZEK Building Products

- 2007 PF Rev $217mm
- PVC-based residential building products

Residential







AZEK Trim

AZEK Deck

AZEK Moulding

Industrial

CELTEC Displayboard

Vycom Division of AZEK Building Products

SCRANTON PRODUCTS
Worry-Free Brands. Your Every Need.™

- 2007 PF Rev $100mm
- HDPE-based commercial building products

Commercial





HINY HIDERS® Santana Products

COMTEC INDUSTRIES

CAPITOL PARTITIONS INC.

Industrial

Flametec

HITEC® HIGH DENSITY POLYETHYLENE (HDPE)

SEABOARD



Freeport

COLLECTION

Crafted with AZEK® products



















INTEGRAL HINGE



Products with Superior Value Proposition

Party	Value Proposition	Example
Consumers	Low maintenance Life cycle cost Aesthetics	Stain resistant, easy to clean Scratch resistant (deck board) No rotting (deck/trim/moulding) No rusting (partitions & lockers)
Contractors & Installers	No call backs Reduced installation time Workability	100% usable product (no knots/splits), 15% scrap reduction, better product, fewer after sales issues than other products, heat forming (trim)
Builders & Architects	Value to customers	ICC Code listing, AIA accreditation
Dealers & Distributors	Dependable margins Stability of pricing Rapid growth	Desired brand, ability to supply Lead generation

Significant Opportunity: Large Addressable Markets

Exterior Trim & Other Addressable Markets



- ‣ Estimated to be $3 billion market
  - – Increased decorative trim on houses
- ‣ Wood primary material
  - – Historical growth with the overall housing market
- ‣ PVC trim in existence for approximately 10 years
  - – Historical growth well in excess of underlying market
  - – Constitutes approximately 10% of market today

Deck Market



- ‣ Deck market estimated to be $4 billion market
  - – 3% growth historical
- ‣ Composite market represents over 20% of market
  - – Historical growth rate above market by taking share from wood
- ‣ PVC Decking recently introduced category
  - – Superior performance
  - – Expected to take share from wood and composite
  - – Penetration opportunity of 20% or more

Source: Management estimates

Conversion to Synthetic Materials Still in Early Stages



Market Penetration
Composite Decking
Plastic Partitions
AZEK Trim
Plastic Lockers
AZEK Deck
Vinyl Windows
OSB
Vinyl Siding
Wood Windows
Plywood
Lumber
Laminated Shingles
Fiber Cement Siding
Introduction
Growth
Maturity
Decline
Timeline

Source: *Management estimates*

CPG INTERNATIONAL
Building Products. Better.

Large and Expanding Distribution Network


MANITOBA
ONTARIO
WASHINGTON
MONTANA
NORTH DAKOTA
MINNESOTA
OREGON
IDAHO
SOUTH DAKOTA
WYOMING
WIS.
MICHIGAN
NEW YORK
N.B.
N.S.
MAINE
VT.
N.H.
CONN.
Montréal
Ottawa
Toronto
Lake Huron
NEVADA
UTAH
COLORADO
NEBR.
IOWA
Chicago
INDIANA
OHIO
PA.
New York
Philadelphia
Washington, D.C.
UNITED STATES
New territory
CALIFORNIA
KANSAS
MO.
ILLINOIS
W. VA.
VA.
KY.
Atlantic Ocean
Los Angeles
San Diego
Pacific Ocean
ARIZONA
Phoenix
NEW MEXICO
OKLA.
ARKANSAS
TENN.
NORTH CAROLINA
S.C.
GEORGIA
ALABAMA
MISS.
Dallas
TEXAS
LOUISIANA
San Antonio
Houston
FLORIDA
MEXICO
Gulf of Mexico
Monterrey
Nassau
Hawaii: Distributor
HonoluluWoodTreating-Kapolei
AZEK Building Products
70+ distributor outlets
2,000+ dealers

CPG INTERNATIONAL
Building Products. Better.

Continual Product Development & Innovation



AZEK® Trim

- #1 Brand of Trim



AZEK® Deck

- Fastest growing brand of decking



AZEK® Moulding

- Mouldings that match AZEK Trim











Crown Profiles
6" Crown AZM-45
5" Crown AZM-47
4" Crown AZM-49
Rams Crown AZM-6934
Casing Profiles
Base Cap AZM-164
Brick Mould AZM-180
Back Band AZM-6931
Rake Moulding AZM-287
Cove Profiles
Bed Moulding AZM-75
Scotia AZM-93
Quarter Round AZM-105
Drip Cap Profile
Drip Cap AZM-197
Sill Profiles
Historic Sill AZM-6930
Sub Sill Nose AZM-6933
Shingle Band Profile
Shingle Mould AZM-210

New Products

- Railing (Composatron acquisition)
- AZEK Porch (introduced February 2008)
- Others ???

Intense Focus on Continuous Improvement in Manufacturing and Technology Excellence

Process	Products/Markets	Comments
▸ Sheet Extrusion	▸ Trimboard, beadboard, cornerboard, ATM, industrial sheet	▸ Thick gauge PVC, HDPE, and PP sheet ▸ As one of the largest, scale lowers output cost ▸ Long history of firsts including 1 ¼" foamed PVC board ▸ Ample capacity to support growth ▸ Customized high out-put lines
▸ Profile Extrusion	▸ Decking, moulding, porch plank	▸ Tripled deck capacity this year ▸ Exclusive Procell technology ▸ High out-put customized lines
▸ Blending	▸ Formulation for products	▸ Proprietary formulations ▸ Extensive blending capacity for growth ▸ Purchasing power

Diverse End Markets

% of Revenue From Branded Building Products



Diverse End Markets



- ▸ Balanced exposure to multiple end markets
- ▸ Strong and growing sales network throughout US
- ▸ AZEK added Canadian distribution in 2006
  - – Market size expected to eventually be 20% of US

Favorable Long-Term Demographics

- ▶ Attractive demographics for residential construction
  - – Household formations – emergence of Echo-Boomers
  - – Immigration
  - – Aging Baby Boomers



Total U.S. Households

2000-2005
CAGR: 1.7%

2005-2015E
CAGR: 1.2%

105   114   129

2000   2005   2015E

- ▶ Long-term projected repair and remodeling growth at 5.4% per annum
  - – Aging housing stock
  - – Emergence of serial remodeling
  - – Increased view as investment



Repair and Remodeling Expenditures

($ in billions)

2007-2015E
CAGR: 5.4%

1995-2006
CAGR: 5.6%

$400
$350
$300
$250
$200
$150
$100
$50
$0

1996   2000   2004   2007E   2009E   2011E   2013E   2015E

Source: U.S. Census, Harvard Joint Center for Housing Studies and NAHB

Residential New Construction Nearing Bottom

▸ Total U.S. housing starts have fallen 56% from peak levels

Total U.S. Housing Starts



(in 000s)

Note: Forecasted U.S. housing starts are taken from NAHB

Housing Starts Forecast

(000s)	2007A	Q1 2008E	Q2 2008E	Q3 2008E	Q4 2008E	CY 2008E	YoY Change	CY 2009E	YoY Change
NAHB		1,090	1,050	1,050	1,075	1,066	(21.3%)	1,184	11.1%
NAR		1,111	1,085	1,075	1,057	1,081	(20.2%)	1,068	(1.2%)
MBAA		1,095	1,063	1,042	1,072	1,068	(21.2%)	1,153	8.0%
Moody's		1,040	900	900	980	955	(29.5%)	1,358	42.1%
Average	**1,355**	**1,084**	**1,025**	**1,017**	**1,046**	**1,043**	**(23.1%)**	**1,191**	**15.0%**

Source: U.S. Census, NAHB, NAR, MBAA, Moody's Economy.com

Growth in Difficult Operating Environment

LTM Net Sales and EBITDA



* Adjusted EBITDA per credit agreement

▶ Growth drivers:
  – Conversion to synthetic
  – Product line extension/introduction
  – Product enhancements
  – Geographic expansion
  – Growing distribution
  – Acquisitions

▶ Profitability drivers:
  – Pricing consistent with value proposition
  – Premium brands

Total U.S. Housing Starts [1]



[1] Seasonally adjusted annual rate at quarter end

PVC Resin Prices (cents/lb.)



Source: U.S. Census and CMAI

A Long History of Growth and Profitability

Net Sales and EBITDA



($ in millions)
Net Sales
EBITDA*
Composatron Acquisition ***
Retail Channel
Mouldings Launched
Procell Acquired
Santana Acquired
AZEK Canada
AZEK West
AZEK Launched
Comtec Launched
$400
$350
$300
$250
$200
$150
$100
$50
$0
$80
$70
$60
$50
$40
$30
$20
$10
$0
Net Sales
EBITDA
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008 (G)**

* Adjusted EBITDA per credit agreement
** Denotes midpoint of guidance range for 2008
*** Announced on February 11, 2008; expected to close in Q1 2008

CPG Overview
20

Capital Expenditures and Net Leverage

Capital Expenditures



($ in millions)

2002	$8.4
2003	$7.4
2004	$7.3
2005	$21.8
2006	$17.0
2007	$14.4

Net Debt/EBITDA



Q4 '06	5.6X
Q1 '07	4.8X
Q2 '07	4.5X
Q3 '07	4.2X
Q4 '07	4.3X

▸ **Keyser Facility and Decking expansion essentially complete**

- Strategic investment to position for growth
- Decking capacity in both Foley and Scranton
- Ample capacity to serve market

▸ **Reduced net leverage from 5.6x to 4.3x**

- De-leveraging in a difficult environment
- Focused on cash position
- Liquidity position at $48.2 million
- Trailing twelve month adjusted PF EBITDA of $63.9 million

Composatron Acquisition Enhances AZEK

▶ Leading manufacturer of premium PVC composite railing systems

▶ Acquisition further strengthens AZEK Building Products

– Expanded product offering is a powerful differentiator in the market (as evidenced by AZEK Deck/Trim feedback)

– Increasing line-up of top tier, premium branded building products

▶ Attractive opportunity at reasonable purchase price

▶ Expanded distribution opportunities with existing AZEK channel footprint

▶ Expected to close in 1st Quarter 2008

Product Cross-Section: Wood Flour/PVC filler with a PVC cap Stock



Color Selection: White rails or colors to match AZEK Deck

 

white   mahogany

Installation: All pre-drilled holes – only screws needed for assembly



Questions?


CPG INTERNATIONAL
Building Products. Better.
AZEK
Building Products
SCRANTON PRODUCTS
Worry-Free Brands. Your Every Need.
Residential
AZEK Trim
AZEK Deck
AZEK Moulding
Industrial
CELTEC
Vycom
Division of AZEK Building Products
Industrial
Flametec
HITEC
HIGH DENSITY POLYETHYLENE (HDPE)
SEABOARD
Commercial
COMTEC
INDUSTRIES
HINY HIDERS
Santana Products
CAPITOL
PARTITIONS INC.

APPENDIX

Motivated Management and Experienced Board

▶ Glenn Fischer, President & CEO (Interim)
  – Former President and COO of Airgas, Inc.

▶ Ralph Bruno, President AZEK Building Products
  – With the Company since 2001
  – Previously with Trex Corp.
  – 22 years of industry experience

▶ Chris Bardasian, President Scranton Products
  – Joined the Company in 2007 through acquisition of Procell
  – Formerly with Alside's Ultra Guard Vinyl Fencing, Railing and Decking Division
  – 30 years of industry experience

▶ Kevin Sloan, SVP Operations
  – Joined the Company in 2007 through acquisition of Procell
  – Formerly with Heritage Vinyl Fence
  – 30 years of industry experience

▶ Scott Harrison, CFO
  – With the Company since 2005
  – Previously with Silgan, Wachovia Capital Partners, Bowles Hollowell Conner
  – 12 years of management experience in finance and operations

▶ Highly experienced and engaged board
  – Vin Sarni, former Chairman and CEO of PPG Industries
  – Vincent Colarco, former Chairman and CEO of Crompton Corporation
  – Julian Steinberg, SVP and GM of Performance Coatings at Noveon, Inc.
  – Glenn Fischer, former President and COO of Airgas, Inc.

Leading Private Equity Sponsor

▸ AEA is a pioneer in the private equity industry, having been founded in 1968 by the Rockefeller, Harriman and Mellon family interests and S.G. Warburg & Co.
  – $1.5 billion global private equity fund focused on investing in middle market companies
  – Focus and experience in both North America, Europe, and Asia with offices in New York, London, and Hong Kong

▸ AEA's investment professionals work closely with the firm's more than 75 Participants, executives on retainer, and Operating Partners to review investment opportunities and help drive the value added plan for post-investment
  – Participants include CEOs of world's leading corporations

▸ AEA focuses its investment activities in well-defined sectors where its professionals have deep experience and networks
  – Value added industrials, Specialty chemicals, Consumer products, and Business services



Current Capitalization

	Current Capitalization		

($ in millions)	At Close Book Capitalization		Cumulative Multiple of
	$	%	LTM EBITDA [1]
Cash	$9.6	2.0%	
Credit Facility ($65 million)	0.0	0.0%	0.0x
Senior Floating Rate Notes	128.1	27.0%	2.0x
Senior Fixed Rate Notes	150.0	31.6%	4.3x
Total Debt	278.1	58.6%	4.3x
Total Equity	196.5	41.4%	
Total Capitalization	$474.7	100.0%	

(1) Based on 2007 Adjusted EBITDA of: $63.9

2008 Adjusted EBITDA Guidance

$ in millions	2007 Actual	2008 Low	2008 High
Revenue	$313.7	$335	$385
GM %	28.2%	26.5%	28.5%
SG&A %	14.9%	13.5%	14.5%
Adjusted EBITDA	$63	$68	$78
Capital Expenditures	$14	$8	$13

Downside:

▸ Housing market deteriorates further

▸ Recession impacts remodeling market

▸ Recession impacts industrial markets

▸ Resin prices escalate further

Upside:

▸ Higher AZEK® Trim/Moulding/Deck growth

▸ Increased market penetration for AZEK products

▸ Increased outlets for Railing

▸ Improved material cost and lower resin

Reconciliation to Adjusted EBITDA

($ in thousands)		Year Ended December 31, 2007		Year Ended December 31, 2006
Net income (loss)	$	4,678	$	(485)
Interest expense, net		33,700		28,685
Income tax expense		3,809		230
Depreciation and amortization		18,157		13,813
EBITDA	$	60,344	$	42,243
Reconciliation to Adjusted EBITDA:				
EBITDA	$	60,344	$	42,243
Non-recurring items:				
Settlement charges		500		–
Net gain on sale of fixed assets		(421)		–
Retiring executive costs		–		385
Severance costs		1,009		–
Relocation and hiring costs		–		81
Management fee and expenses		1,733		1,021
Non-recurring /acquisition costs		73		545
Adjusted EBITDA	$	63,238	$	44,275
Proforma adjustments(1)		710		8,582
Adjusted EBITDA with pro forma adjustments	$	63,948	$	52,857

(1) Represents the pro forma effect from Santana and Procell Decking as if the Santana Acquisition and the Procell Acquisition took place on January 1, 2006, as defined by our credit agreement